                                                                   Exhibit 99.01
- - - - - - --------------------------------------------------------------------------------
Press                          II-VI               II-VI Incorporated
Release                        Incorporated        375 Saxonburg Boulvard
                                                   Saxonburg, Pennsylvania 16056
                                                   Telephone (412) 352-4455
                                                   Telex 469864
                                                   Fax (412) 352-4980
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Release Date:    April 20, 1995        Contact:    Jim Martinelli
                                                   Treasurer,
                                                   Director of Finance
                                                   & Accounting
                                                   (412) 352-4455



              II-VI INCORPORATED ANNOUNCES THIRD QUARTER RESULTS

PITTSBURGH, PA., April 20, 1995--II-VI Incorporated (NASDAQ NMS: IIVI) today reported results for its third fiscal quarter ended March 31, 1995. Net earnings for the period were $781,000 ($0.29 per share) on revenues of $8,028,000. These results compare with net earnings of $203,000 ($0.08 per share) on revenues of $4,962,000 in the third quarter of last fiscal year. For the nine months ended March 31, 1995, net earnings were $1,685,000 ($0.65 per share) on revenues of $19,378,000. This compares with net earnings of $804,000 ($0.32 per share) on revenues of $13,515,000 for the same period last fiscal year. Earnings for last year included a $461,000 ($0.18 per share) after-tax gain on the sale of an investment.

Third quarter bookings of $8,011,000 increased the year-to-date bookings to $20,709,000. These results compare with last fiscal year's third quarter and year-to-date bookings of $4,686,000 and $13,426,000 respectively. Almost one-half of the 71% increase in the quarterly bookings is attributable to Virgo Optics, which was acquired on December 29, 1994. The remaining increase in the quarterly bookings reflects the increased world-wide demand for II-VI products in the Industrial markets. The year-to-date bookings increase of 54% also reflects this higher world-wide demand for II-VI products and, to a lesser extent, the addition of Virgo Optics. The strengthening of the Japanese Yen versus the U.S. dollar positively impacted the quarter and year-to-date bookings.

Manufacturing gross margin for the quarter and year-to-date increased to 39% and 40% of revenues respectively from 32% for last fiscal year's third quarter and year-to-date. Increased production volume and higher manufacturing efficiencies from process and yield improvements have driven these increases. The decrease in gross margin as a percent of revenues from the prior quarter is due to the addition of Virgo Optics. Virgo's gross margin as a percentage of revenues has historically been below that of II-VI.

                                     (more)
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II-VI Incorporated
April 20, 1995
Page 2


Selling, General and Administrative expenses for the quarter of $1,989,000 compared to $1,289,000 for the same period last fiscal year. Year-to-date expenses increased to $5,059,000 from $3,720,000. These increases reflect expenses associated with the company's world-wide profit-driven bonus program, expenses incurred in the operation of Virgo Optics, and higher sales and marketing expenses.

In discussing the results for the quarter, Carl J. Johnson, chairman and chief executive officer said, "The worldwide demand for all our products remains strong and we continue to meet the challenges of increased production at all II-VI locations. We expect this demand to continue and our outlook for the remainder of the year is optimistic." Francis J. Kramer, president and chief operating officer reported, "We are pleased with the transition of Virgo Optics. After the first quarter of operating as a II-VI subsidiary we have met all of our initial challenges."

Headquartered in Saxonburg, Pennsylvania, II-VI Incorporated designs, manufactures and markets optical and electro-optical components and materials for precision use in infrared devices. The Company's infrared products are used in high-power lasers for industrial processing and military sensing systems. In December 1994, II-VI acquired the Virgo Optics Division of Sandoz Chemicals Corporation located in Port Richey, Florida. Virgo Optics designs, develops and manufactures laser materials, optics and coatings for visible and near infrared laser applications. The products of Virgo Optics are used in medical, scientific and industrial YAG lasers. Frequency doubling materials produced by the division are being utilized in the emerging laser-based, blue light field. II-VI is also currently developing products for the nuclear radiation detection market through its eV PRODUCTS Division.

                                     (more)
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II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
($000 except per share data)



                                          Three Months Ended
                                               March 31,
                                          ------------------
                                            1995      1994
                                          -------   -------
Revenues
   Net sales                               $7,655    $4,507
   Contract research and development          373       455
                                          -------   -------
                                            8,028     4,962
                                          -------   -------

Costs, Expenses and Other Income
   Cost of goods sold                       4,663     3,067
   Contract research and development          260       279
   Internal research and development           85        64
   Selling, general and administrative      1,989     1,289
    expenses
   Interest and other expense - net           (61)      (62)
                                          -------   -------
                                            6,936     4,637
                                          -------   -------

Earnings Before Income Taxes                1,092       325

Income Tax Expense                            311       122
                                          -------   -------

Net Earnings                               $  781    $  203
                                          =======   =======

Earnings Per Share                         $ 0.29    $ 0.08
                                          =======   =======

   Average Shares Outstanding               2,661     2,524


II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
($000 except per share data)

                                           Nine Months Ended
                                               March 31,
                                          -------------------
                                            1995       1994
                                          --------   --------
Revenues
   Net sales                               $18,486    $12,351
   Contract research and development           892      1,164
                                          --------   --------
                                            19,378     13,515
                                          --------   --------

Costs, Expenses and Other Income
   Cost of goods sold                       11,022      8,337
   Contract research and development           712        739
   Internal research and development           337        221
   Selling, general and administrative       5,059      3,720
    expenses
   Gain on sale of investment                    -       (699)
   Interest and other expense - net            (66)       (27)
                                          --------   --------
                                            17,064     12,291
                                          --------   --------

Earnings Before Income Taxes                 2,314      1,224

Income Tax Expense                             629        420
                                          --------   --------

Net Earnings                               $ 1,685    $   804
                                          ========   ========

 Earnings Per Share                        $  0.65    $  0.32
                                          ========   ========

   Average Shares Outstanding                2,600      2,546

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